Einstok Beer Company

ANNUAL REPORT

12381 Wilshire Boulevard, Suite 105

Los Angeles, CA 90025

(424) 218-0179

www.EinstokBeer.com

This Annual Report is dated May 8, 2024.

BUSINESS

Einstök Beer Company ("Einstok" or the "Company") is a global, premium craft beer brand. We have created award-winning Icelandic ales originating from a small brewery located in Akyreyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 imported Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a target customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe has required Einstok to develop and maintain solid relationships with freight forwarders. Once our beer is ready to ship, orders are loaded onto 40-foot containers which travel across the North Atlantic Ocean to Rotterdam and then transshipped to the U.S., Europe, and Asia.

Einstök Beer Company was initially organized as Einstok Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly-owned subsidiary, Einstok Olgerd ehf, acts as our base in Iceland and was established and registered on August 9, 2013.

Due to the Covid-19 pandemic and subsequent supply chain and logistics challenges, including freight rates 3 times the average cost, we made the strategic decision in 2023 to move production for the U.S. market from Iceland to Stratford, CT where we established an alternating proprietorship with an outstanding brewery.

Previous Offerings

Einstok Beer Company issued 1,000,000 shares in 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Operating Results – 2023 Compared to 2022

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.
• Circumstances which led to the performance of financial statements:
INTRODUCTION
2023 saw the Company continue to recover from a challenging 2022 as businesses continued the slow process of recovering from the Covid-19 pandemic.
Unfortunately, freight rates continued to remain at all-time highs with no reasonable time frame or estimate as to when they would eventually return to normal. To address this issue, we made the strategic decision to move production from Iceland to the U.S. This has allowed us to bring our delicious beer to market much more quickly and much fresher as the uncertainty of freight times has effectively been eliminated.
EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2023
The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2023.
Year ended December 31, 2023 compared to year ended December 31, 2022
Revenue
Total revenue includes beer sales and sales of promotional merchandise and for 2023 was $3,878,165 down 15% from 2022. Revenue from just beer sales was $3,840,457 down about 14% over 2022. This decline was due in large part to sales slowing in our European markets, mostly in the Nordic countries. However, our Managing Director in Iceland continues to work closely with all our European partners to improve engagement and implement more robust marketing strategies to drive sales. Stateside sales, which comprises 70 to 80% of global sales, were down 10% over 2022 with our newer markets continuing to gain traction, a trend which continued through 2023.
Cost of sales
Cost of beer sales in 2023 were $3,020,097 down more than 12% over 2022 due to significant reduction in freight and customs costs as we realized savings by production to the U.S.
Gross margins
Gross margin for beer sales in 2023 was $858,067 or 22% -- down 21% from 2022, driven by the downturn in European sales.
Expenses
The Company's expenses consist of, among other things, employee compensation and benefits, marketing and sales expenses, fees for professional services, office rent, and beer inventory storage and beer order management and fulfillment. Also included is debt service for two loans extended to the Company by private parties in late 2018 – see indebtedness section for more details.
We experienced voluntary staff reductions in 2022 but with continued vigilant monitoring of other expenses we saw a 23% decrease in overall expenses in 2023 versus 2022. Total expenses in 2023 were $1,064,391 versus $1,378096 in 2022.
EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2022
The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2022.
Year ended December 31, 2022 compared to year ended December 31, 2021
Revenue
Although 2022 revenue was down 25% over 2021, it was a year of recovery for Einstok as the general economy continued to recover from the pandemic. However, in 2022 we needed to take a price increase to help offset the significant increase in freight rates as well as product cost increases imposed by the brewery in Iceland, so we saw a 25% dip in U.S. revenue and a sizeable decline in European sales. U.S. beer sales in 2022 were $3,848,437 versus $5,100,710 in 2021 and European sales in 2022 were $628,989 versus $1,139,335 – a decline of almost 50%.
Cost of sales
Cost of beer sales in 2022 were down 32% over 2021 as we re-negotiated ocean freight rates and ordered less beer to match decreased demand.
Gross margins
Gross margin for beer sales in 2022 was $1,088,296 down just 9% over 2021 due to both the decline in European sales and decline in COGS.
Expenses
Total operating expenses were down more than $100,00 to $1,378,096 as we experienced voluntary staff departures and closely monitored all expenses.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2021
The following discussion is based on our reviewed, but unaudited, operating data and is subject to change once we prepare our consolidated financial statements for tax return purposes.
Year ended December 31, 2021 compared to year ended December 31, 2020
Revenue
With lockdowns lifted, total revenue from beer sales, merchandise sales and brand licensing in 2023 crossed the $6,000,000 mark for the first time in the Company's history to $6,349,335 an increase of more than 13% worldwide. Revenue from beer sales was $5,100,710, crossing the $5,000,000 mark for the first time! In the U.S., sales were up over 7% and sales in Europe and Asia were up over 53%. We were also successful in getting our two PPP loans totaling $218,447, forgiven which was helpful in offsetting the increase in Cost of Sales as noted below.
Cost of sales
Cost of beer sales in 2021 was up about 23% due to the increase in sales. However, ocean freight costs comprise the majority of the cost increase as the rates between Iceland and the U.S. more than doubled in Q2 and continued to increase through the end of the year.
Gross margins
Gross margin for beer sales in 2021 was $1,540,400 or 24% -- down over 2020 – driven by the significant increase in ocean freight rates.
Expenses
Total operating expenses remained relatively flat at $1,429,245 as we continued to closely monitor all expenses.
• Historical results and cash flows:
The Company is currently generating revenues from operations. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because having fresh capital will enable Einstok to pursue a number of initiatives which will are believed to have a positive impact on revenues and profitability. Past cash

was primarily generated through our beer sales. Our goal is to deploy fresh capital in a manner that will allow us to expand our distribution footprint, domestically and internationally, as well as supply financial support for marketing and sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $240,324.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Ellen Trujillo

Amount Owed: $120,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: CocaCola European Partners

Amount Owed: $1,000,000.00

Interest Rate: 1.0%

Maturity Date: December 31, 2024

Creditor: Laura Sue Weiss

Amount Owed: $370,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David R. Altshuler

David R. Altshuler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and CFO

Dates of Service: January, 2022 - Present

Responsibilities: Overall management/supervision of the business affairs of the Corporation. Mr Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding issued shares.

Position: Chairman of the Board and Director

Dates of Service: January, 2022 - Present

Responsibilities: Preside at meetings of the Board which shall monitor the business affairs of the Company and its officers in the discharge of their responsibility as officers.

Other business experience in the past three years:

Employer: David R. Altshuler, a law corporation

Title: President

Dates of Service: December, 2017 - Present
Responsibilities: Perform legal services to clients of such corporation.

Name: Kimberly A. Hoffman

Kimberly A. Hoffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Senior Vice President and Director

Dates of Service: January, 2022 - Present

Responsibilities: Supervise all operations of the Company, i.e., logistics, order processing and accounting functions

Position: Sr. Vice President, Operations

Dates of Service: November, 2011 - Present

Responsibilities: Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $96,000

Other business experience in the past three years:

Employer: Einstok Beer Company LP

Title: VP - Operations

Dates of Service: November, 2011 - Present
Responsibilities: Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

Name: Justin R. Dearborn

Justin R. Dearborn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President - National Sales

Dates of Service: December, 2014 - Present

Responsibilities: Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust

Amount and nature of Beneficial ownership: 2,245,500

Percent of class: 24.95

Title of class: Common Stock

Stockholder Name: Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust

Amount and nature of Beneficial ownership: 1,910,700

Percent of class: 21.225

RELATED PARTY TRANSACTIONS

Name of Entity: Ellen Trujillo

Relationship to Company: Family member

Nature / amount of interest in the transaction: Ellen Trujillo is David Altshuler's sister. She loaned Einstok $120,000 at

8% interest.

Material Terms: None

Name of Entity: Einstok Olgerd

Names of 20% owners: David Altshuler / Altshuler Family Trust & The John & Katie Sichterman Family Trust

Relationship to Company: Wholly owned subsidiary

Nature / amount of interest in the transaction: Einstok Beer Company made an initial payment to fund operations of Einstok Olgerd -- a wholly owned company whose location is in Reykjavik Iceland.

Material Terms: None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,000,450 outstanding.

Voting Rights

Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.

Material Rights

The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company’s present business and financial condition. Risk factors that date back to your company’s launch on the platform may be outdated and may need to be modified. • Uncertain Risk An investment in the Einstök Beer Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company, offered common stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for companies to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our beer distribution and sales activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The company might not sell enough securities in this offering to meet its future anticipated operating needs and fulfill its plans, in which case it will need to modify its business plan. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will face substantial financial pressures that may result in scaling back operations, e.g., produce less quantities of beer or fewer styles of beer. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. • We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should further be assumed that competition will continue to exist over time. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is subject government regulation, i.e, federal and state regulatory agencies that control the marketing, sale and distribution of alcoholic beverages. The laws and regulations concerning the selling of beer may be subject to change and if they do then the selling of beer may impeded by such changes and/or materially impacted due to the imposition of new taxes on the importation and/or sales/distribution of beer. At such point your investment in the Company may be affected. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • General Risk There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company. • The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. • The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 8, 2024.

Einstok Beer Company

By /s/ David R. Altshuler

Name: Einstok Beer Company

Title: President and CEO

Exhibit A

FINANCIAL STATEMENTS

EINSTÖK

ÖLGERÐ

I, David R. Altshuler, the President of Einstök Beer Company, hereby certify that the financial statements of Einstök Beer Company and notes attached thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information which will be reported on our federal income tax returns.

For the tax year 2023 the amounts reported on our tax returns will be for total income of -$206,324.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2024.

David R. Altshuler, President

Einstok Beer Company
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
WF Checking x9203	224,375.12
WF EU Business x2185 (LP)	494.61
_Iceland EU Acct-Arion Bank	14,339.91
_PayPal	803.52
_PayPal - EUR	276.92
_PayPal - GBP	34.76
Total Bank Accounts	**$ 240,324.84**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Accounts Receivable-NS	200,959.92
Total Accounts Receivable	**$ 200,959.92**
Other Current Assets	
Inventory in Transit-NS	8.80
Inventory-NS	490,573.97
Keg Deposits	0.00
Note Receivable-EBC LP	0.00
NS to QBO Exchange Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$ 490,582.77**
Total Current Assets	**$ 931,867.53**
Other Assets	
Cash Reserve from StartEngine Seed Series	0.00
Investment Einstok Olgerd	39,081.00
Security Deposit	4,189.50
Seed Series/Financing Costs	120,766.31
_Accum Amortization	-5,284.00

Total Other Assets	$	158,752.81
TOTAL ASSETS	$	1,090,620.34
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P) - EUR		26,324.94
Accounts Payable (A/P) - GBP		0.00
Accounts Payable (A/P) - ISK		74.14
Accounts Payable-USD		175,462.07
Total Accounts Payable	$	201,861.15
Credit Cards		
American Express x21003		4,996.70
Wells Fargo CC x2091 (VJo)		0.00
Wells Fargo CC x6665 (BAl)		0.00
Wells Fargo CC x8562 (JDe)		403.11
Wells Fargo CC x9308 (KHo)		506.10
Wells Fargo CC x9410 (MBe)		-48.99
Wells Fargo CC x9726 (DAl)		179.34
Total Credit Cards	$	6,036.26
Other Current Liabilities		
401k Liability		0.00
Accrued Purchases		160,904.99
Note Payable-EBC LLC		0.00
NS to QBO Exchange Liability		0.00
Short-term loans from shareholders		0.00
Total Other Current Liabilities	$	160,904.99
Total Current Liabilities	$	368,802.40
Long-Term Liabilities		
Loans Payable		
Loan Payable-EAT		120,000.00
Loan Payable-LSW		350,000.00
Total Loans Payable	$	470,000.00

Total Long-Term Liabilities	**$**	**470,000.00**
Total Liabilities	**$**	**838,802.40**
Equity		
Accumulated Deficit		-399,451.91
Retained Earnings		-208,053.98
Seed Series		1,065,647.69
Net Income		-206,323.86
Total Equity	**$**	**251,817.94**
TOTAL LIABILITIES AND EQUITY	**$**	**1,090,620.34**

Einstok Beer Company
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
WF Checking x9203		263,146.88
WF EU Business x2185 (LP)		3,930.33
_Iceland EU Acct-Arion Bank		28,421.56
_PayPal		159.16
_PayPal - EUR		
_PayPal - GBP		
Total Bank Accounts	**$**	**295,657.93**
Accounts Receivable		
Accounts receivable (A/R)		0.00
Accounts Receivable-NS		266,000.25
Total Accounts Receivable	**$**	**266,000.25**
Other Current Assets		
Inventory in Transit-NS		8.80
Inventory-NS		522,199.63
Keg Deposits		0.00
Note Receivable-EBC LP		0.00
NS to QBO Exchange Asset		
Undeposited Funds		0.00
Total Other Current Assets	**$**	**522,208.43**
Total Current Assets	**$**	**1,083,866.61**
Other Assets		
Cash Reserve from StartEngine Seed Series		42,730.83
Investment Einstok Olgerd		39,081.00
Security Deposit		4,189.50
Seed Series/Financing Costs		86,466.70
_Accum Amortization		-5,284.00

Total Other Assets	**$**	**167,184.03**
TOTAL ASSETS	**$**	**1,251,050.64**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P) - EUR		323,553.88
Accounts Payable (A/P) - GBP		0.00
Accounts Payable (A/P) - ISK		74.14
Accounts Payable-USD		90,088.22
Total Accounts Payable	**$**	**413,716.24**
Credit Cards		
American Express x21003		32,743.81
Wells Fargo CC x2091 (VJo)		0.00
Wells Fargo CC x6665 (BAl)		0.00
Wells Fargo CC x8562 (JDe)		0.00
Wells Fargo CC x9308 (KHo)		492.22
Wells Fargo CC x9410 (MBe)		0.00
Wells Fargo CC x9726 (DAl)		256.90
Total Credit Cards	**$**	**33,492.93**
Other Current Liabilities		
401k Liability		0.00
Accrued Purchases		141,515.00
Note Payable-EBC LLC		
NS to QBO Exchange Liability		0.00
Short-term loans from shareholders		0.00
Total Other Current Liabilities	**$**	**141,515.00**
Total Current Liabilities	**$**	**588,724.17**
Long-Term Liabilities		
Loans Payable		
Loan Payable-EAT		120,000.00
Loan Payable-LSW		370,000.00
Total Loans Payable	**$**	**490,000.00**

Total Long-Term Liabilities	$	490,000.00
Total Liabilities	$	1,078,724.17
Equity		
Accumulated Deficit		-399,451.91
Retained Earnings		81,725.72
Seed Series		779,832.36
Net Income		-289,779.70
Total Equity	$	172,326.47
TOTAL LIABILITIES AND EQUITY	$	1,251,050.64

Einstok Beer Company
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-206,323.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Accounts Receivable-NS	65,040.33
Inventory in Transit-NS	0.00
Inventory-NS	31,625.66
Keg Deposits	0.00
NS to QBO Exchange Asset	0.00
Seed Series/Financing Costs	-34,299.61
_Accum Amortization	0.00
Accounts Payable (A/P) - EUR	-297,228.94
Accounts Payable (A/P) - GBP	0.00
Accounts Payable (A/P) - ISK	0.00
Accounts Payable-USD	85,373.85
American Express x21003	-27,747.11
Wells Fargo CC x2091 (VJo)	0.00
Wells Fargo CC x6665 (BAl)	0.00
Wells Fargo CC x8562 (JDe)	403.11
Wells Fargo CC x9308 (KHo)	13.88
Wells Fargo CC x9410 (MBe)	-48.99
Wells Fargo CC x9726 (DAl)	-77.56
Wells Fargo CC x0295 (SSp) (deleted)	0.00
Wells Fargo CC x4337 (JMc) (deleted)	0.00
401k Liability	0.00
Accrued Purchases	19,389.99
NS to QBO Exchange Liability	0.00
Note Payable-EBC Corp	0.00
Short-term loans from shareholders	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 157,555.39**
Net cash provided by operating activities	**-$ 363,879.25**
INVESTING ACTIVITIES	
Cash Reserve from StartEngine Seed Series	42,730.83
Investment Einstok Olgerd	0.00
Refundable Deposit	0.00
Net cash provided by investing activities	**$ 42,730.83**
FINANCING ACTIVITIES	
Contract Payable Distribution	0.00
Loan Payable:EAT	0.00

Loans Payable:Loan Payable-LSW		-20,000.00
Accumulated Deficit		0.00
Partner Equity - Altshuler:Partner Contributions YTD		0.00
Partner Equity - Sichterman:Partner Contributions YTD		0.00
Seed Series		285,815.33
Net cash provided by financing activities	**$**	**265,815.33**
Net cash increase for period	**-$**	**55,333.09**
Cash at beginning of period		295,657.93
Cash at end of period	**$**	**240,324.84**

Einstok Beer Company
Statement of Cash Flows
January - December 2022

OPERATING ACTIVITIES

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts receivable (A/R)

Accounts Receivable-NS

Inventory in Transit-NS

Inventory-NS

Keg Deposits

NS to QBO Exchange Asset

Seed Series/Financing Costs

_Accum Amortization

Accounts Payable - EUR

Accounts Payable - GBP

Accounts Payable (A/P) - ISK

Accounts Payable - USD

American Express x72009

Wells Fargo CC x2091 (VJo)

Wells Fargo CC x6665 (BAl)

Wells Fargo CC x8562 (JDe)

Wells Fargo CC x9308 (KHo)

Wells Fargo CC x9410 (MBe)

Wells Fargo CC x9726 (DAl)

Wells Fargo CC x0295 (SSp) (deleted)

Wells Fargo CC x4337 (JMc) (deleted)

401k Liability

Accrued Purchases

NS to QBO Exchange

Note Payable-EBC Corp

Short-term loans from shareholders

Total Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

Cash Reserve from StartEngine Seed Series

Investment Einstok Olgerd

Refundable Deposit

Net cash provided by investing activities

FINANCING ACTIVITIES

Contract Payable Distribution

Loan Payable:EAT

Loan Payable:LSW

Accumulated Deficit

Partner Equity - Altshuler:Partner Contributions YTD

Partner Equity - Sichterman:Partner Contributions YTD

Seed Series

Net cash provided by financing activities

Net cash increase for period

Cash at beginning of period

Cash at end of period

	Total
	-289,779.76
	0.00
	0.00
	439,780.14
	-8.80
	247,231.02
	86,262.00
	0.00
	-86,466.70
	5,284.00
	-329,950.67
	0.00
	74.14
	-373,479.53
	-155,057.31
	0.00
	0.00
	-485.43
	-1,834.27
	0.00
	93.67
	-25.64
	-75.77
	0.00
	-22,747.88
	0.00
	399,451.91
	0.00
$	**208,044.88**
	-81,734.88
	-42,730.83
	-37,730.83
	0.00
-$	**80,461.66**
	-935,922.60
	0.00

	0.00
	-399,451.91
	778,461.68
	157,460.92
	779,832.36
$	**380,380.45**
$	**221,833.74**
	73,824.19
$	**295,657.93**

EINSTOK BEER COMPANY

STATEMENT OF STOCKHOLDERS EQUITY

2023 v 2022

	Common stock		Accumulated Deficit
	Shares	Amount	
Inception			
Issuance of common stock	1,000,000	1,068,701	
Conversion of limited partnership percentages	9,005,950		
Net income (loss)		-289,780	
31-Dec-22	10,005,950		($399,452)
Net income (loss)		-206,324	
31-Dec-23			($399,452)

NOTE 1 – NATURE OF OPERATIONS

Einstök Beer Company was formed on January 24, 2022 ("Inception") in the State of DE. The financial statements of Einstök Beer Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Einstök Beer Company will continue to manufacture and distribute world-class, award-winning craft beer throughout the United States, Europe, and Asia.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from January 1st through December 31st when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

EINSTÖK
ÖLGERÐ

NOTE 3 – DEBT

* Inventory – all inventory is paid when produced and we employ a just-in-time inventory strategy to ensure we have enough stock on hand to fulfill customer orders but not too much that the inventory sits unsold.
* Accrued Liabilities - we have no accrued liabilities other than two long-term loans totalling $470,000. These loans are renewed each year at 12/31.
* PP&E - we are a "virtual" beer company in that we do not own any property, plants or equipment.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

* Contractual Obligations - we have renewed our alternating proprietorship contract with our brewery in Connecticut allowing us to continue bringing deliciously fresh beer to market much more quickly and efficiently.
*2024 Goals - our primary focus continues to be reducing costs and maximizing profits to enable us to pay off our long-term debt and continue expansion throughout the United States.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $5.0. As of 12/31/22 the company has currently issued 213,740 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions of note to report.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, David R. Altshuler, Principal Executive Officer of Einstok Beer Company, hereby certify that the financial statements of Einstok Beer Company included in this Report are true and complete in all material respects.

David R. Altshuler

President and CEO